INVEST IN **FOODVINE**

Creating the largest marketplace for people to discover and order food!



Food Vine
Authentic food.
Food directly from farmers and home chefs
Discover new flavours
Fresh garden vegetable box
MacBook Pro

Highlights

1. 30% cheaper than ordering from chain restaurant. Puts money back in the community.
2. Unlocking a massive market (serviceable addressable market of 42M customers in the USA alone)!
3. Robust revenue model based on commissions on food orders, live cooking classes & in- app promotions!
4. Democratizing the food Industry by lowering the barrier of entry in the restaurant business
5. $260k invested by Founder
6. Black founded

5. $260k invested by Founder
6. Black founded

Our Team



Jordan Sakala

Innovative thinker Jordan Sakala has worn many hats in the last decade, during which he served in the U.S. Navy as an Operation specialist, competed as an Ultra runner, and is an experienced investor in both public and private businesses.

We personally chose this idea because we truly believe foodvine has the potential to disrupt the food industry, and in the process we will help unlock the talents of millions of creative people that never had the opportunity or financial means to achieve their dreams.



Jonathan Vasu

Prior to moving to the States and completing an MBA, Jonathan was based out of Germany and led muti-site engineering teams to develop an ADAS front camera for the automotive market. He has



multi-site engineering teams to develop an ADAS front camera for the automotive market. He has also worked and lived in the Netherlands and India



kaitlyn wojtaszek

Kaitlyn led the creation of a fantasy soccer startup from inception to launch within three years, with it now being valued at ~$3 million dollars.



Sam Nissinen

Sam designed Kubo and did all the UX, branding, and design concepts for Shebah; both projects won Gold in the World Tech Design Awards



Alexandre Augustus

Alex helped PagSeguro transition into a unicorn company by transforming their digital wallet app into a full digital bank.



Aman Maharjan

Aman developed a React Native app (with Redux and Redux Toolkit) related to an online doctor's appointment where doctors can be selected from a wide range of hospitals in Nepal



Eliran Goshen

Eli rewrote a trading app from scratch while imitating the original UI/UX and adding many improvements



Nikola Pavicevic

Nikola served as the sole test engineer in system stability analyses covering entire portfolio of AUDI Infotainment systems using more than 30 active automatic test benches weekly.

Democratizing the Restaurant Business







FOODVINE
Bringing The Tastes Of The World To You

The Problem: Meet Sarah
Sarah just moved to Dallas.
She misses her family, especially her mother's **patatas bravas** recipe which she can't get in any local restaurants.
She has no idea that Martina, just two blocks away, cooks a magical

patatas bravas dish.



The Problem: Meet Martina

Martina's passion is cooking



Martina is originally from Madrid, but moved to Dallas a few years ago for work as an interior designer.

She would love to share her passion for Spanish cuisine with her community and also make some money on the side from the comfort of her own home



The Problem: Meet Ricardo

Ricardo is a professional chef



Ricardo is a genius at creating new recipes and has worked at high end restaurants. His trendy recipes have earned him a following on Instagram.

He would like to get away from the grind and be hired at his convenience and spend more time teaching people his craft.



The Problem: Meet Jim

Jim is a farmer/beekeeper



Jim is a believer in all things organic and active at the local farmer's market.

He also harvests his own honey that he packages and sells to friends he knows. He feels that there are more people around who would buy his honey, but can't quite figure how to find them.



Our Solution: Foodvine

Our Purpose and Vision

Foodvine is a new way to experience and discover a great meal, socially.

Our platform will inspire a community of chefs, foodies, farmers, culture-seekers to create, share, and enjoy food from different cities in the comfort of their home.

Chefs can monetize their kitchens, promote their brand, and build an at-home business by creating a portfolio of their work, while foodies can browse endless recipes and menus for tonight's dinner.

What is Foodvine?



Global dishes, created locally

Even if your home is thousands of miles away, you can still enjoy the taste of a home-cooked meal by a local chef or a food truck vendor.

Homegrown, Organic Produce

Local farmers and other small businesses can increase their reach by selling to customers on Foodvine.

Chef-hosted live classes

Any celebrity chef or micro-influencer can host a live class and build their brand through making real connections with their loyal followers.


9:41
Dashboard
Orders
Bookings
Updates
Search
Active
Completed
Sarah Doe
Order placed today 11:33 AM
$58.50
Paid
5 items in order
Message
View order
2 in progress
John Doe
Placed yesterday 08:33 AM
$258.50
Paid
15 items in order
Feed
Discover
Orders
Profile
My Store

Authentic Dishes, Created Locally

For home chefs: Local chefs can now monetize their kitchens by creating and selling flavorful ethnic dishes to their neighbors and others in the community.

For food lovers: No matter where you're from or what dish you're in the mood for tonight, you can order from a local chef in your town.


9:41
Harrison Organics
Farm products
Products
Classes
Recipes
Posts
All
Beef
Dairy
Vegetables
Cheese
Organic beef brisket
Non-seasoned, pre portioned
$45 per lbs
Popular
Out of stock
Delivery, shipping, pickup
See delivery schedule
Feed
Discover
Orders
Profile
My Store

Homegrown, Organic Produce

For farmers: Local farmers market vendors can expand their reach and sell more than just on the weekends. These local food suppliers can grow their business overnight by registering on Foodvine.

For food lovers: Now the freshest ingredients can get shipped to your doorstep any day of the week. At the same time, customers know their purchases are going right into the hands of the local farmers.


9:41
Mike Guiseppi
Cooking Instructor
Classes
Recipes
Posts
Learn to make pasta
Italian food basics
Pizza basics
Feed
Discover
Orders
Profile
My Store

Chef-hosted live classes

For chefs: Chefs can now monetize their following from Instagram, Facebook, on Foodvine by hosting live classes and setting their price for entry.

For food lovers: Learn how to prepare amazing dishes with the favorite chefs you follow! Interact, socialize, and be seen over video with celebrity chefs or micro influencers.



To top it off: Social Food Discovery

For chefs: Chefs can grow their following even more with a platform completely dedicated to food.



For food lovers: Any Foodvine user can discover inspiration for their next meal. They can search for recipes based on their interests, post and share their own dishes, and engage with other users within the Foodvine community.

Our Unique Recipe:
Social Discovery & Authentic Local Cuisine

	Foodvine	Shef.com	CookPad	Uber Eats
Users		Not disclosed	100m	66m+
Investment To Date	390k	$28.8m	Public	Public
Home Chefs	✔	✔	✖	Virtual Kitchens Only
Farmers Markets	✔	✖	✖	✖
Recipe Discovery	✔	✖	✔	✖
Chef Classes	✔	✖	✖	✖
Social Sharing	✔	✖	✔	✖

Market Opportunity



TAM
SAM
SOM
USD $9.11T
GLOBAL SPEND ON PACKAGED GOODS ($4.11T), RETAL RESTAURANTS, HOME DELIVERY, TAKEAWAY DRIVE THROUGH, EAT IN ($5T)
USD $1.03T
U.S. Restaurant sales ($900bn) CPG food and beverage online ($103bn) online food delivery (31bn)
$10bn
Market share target of the total serviceable available market
Note: For U.S. Market only. plans to penetrate overseas

Uses of Cash

Beta and MVP launch
$500k

- Beta Product Development: $ 150,000
  - Beta launch features (Toptalent): $150,000
- Beta Testing and fixes: $ 80,000,
  - 10 vendors, live tests, fixes: $ 30,000
  - Beta test fixes: $ 50,000
- Launch, Marketing (Beta launch only): $250,000
  - Acquiring 1000 home chefs @ CAC of $100 ($100,000)
  - Acquiring 500 minor-mid influencers @ CAC of $250 ($125,000)
  - Local social media spending: $25,000
- Others (Accounting, management, overheads, legal): $20,000
  - Consulting, expert fees - Marketing, Accounting

Planned Market launch (Beta, MVP)



Sept
Oct
Nov
Dec
Jan
Feb
Mar
Seed fund successful
Beta launch
MVP launch V1.0
V1.1
V1.2
Seed fund raise
Beta product development
- Finish vendor profile features
- Finish Discover features
Beta tests
Beta fixes
V2 product development
Marketing, Data collection

The above slide contains forward looking projections that are not guaranteed.



The above slide contains forward looking projections that are not guaranteed.

Business Model

1 Food Products

Tier	Revenue (within 365 days)	Commission rate
Tier 1	$0 to $1,000	20%
Tier 2	$1,000 to $5,000	18%
Tier 3	$5,000 to $20,000	16%
Tier 4	$20,000+	14%

2 Live Classes

Tier	Followers	Commission rates
Tier 1	0 to 5000	20%
Tier 2	5,000 to 50,000	17%
Tier 3	50,000+	15%